Exhibit 15
The Board of Directors and Shareholders of Harris Stratex Networks, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-140442) of Harris Stratex Networks, Inc. dated February 5, 2007 of our reports dated November 2, 2007 (except for Note C, as to which the date is September 12, 2008) and February 1, 2008 (except for Note C, as to which the date is September 12, 2008) relating to the unaudited condensed consolidated interim financial statements of Harris Stratex Networks, Inc. that are included in its Forms 10-Q/A for the quarters ended September 28, 2007 and December 28, 2007.
/s/ Ernst & Young LLP
Raleigh, North Carolina
September 22, 2008